EXHIBIT 99.1

Metinvest B.V.
Alexanderstraat 23, 2514 JM
The Hague, Netherlands
(Registered under the laws of Netherlands under Registration Number 24321697)

PRACTICE STATEMENT LETTER

24 December 2015

THIS LETTER CONCERNS MATTERS WHICH MAY AFFECT YOUR LEGAL RIGHTS AND ENTITLEMENTS AND YOU MAY THEREFORE WISH TO TAKE APPROPRIATE LEGAL ADVICE ON ITS CONTENTS.

Dear Sir/Madam

Proposed scheme of arrangement in relation to Metinvest B.V. (the Company) under Part 26 of the Companies Act 2006 (the Scheme)

PURPOSE OF THIS LETTER

1.	This Practice Statement Letter relates to the Scheme and is written pursuant to and in accordance with the procedure and guidance laid down by the High Court of Justice of England and Wales (the Court) in its Practice Statement issued on 15 April 2002 (the Practice Statement). The purpose of this letter is to inform you of:

(i)	the objective which the Scheme is designed to achieve;

(ii)	the Company’s intention formally to propose the Scheme to its Noteholders (as defined below);

(iii)	the Company’s intention to apply to the Court to seek an order convening a meeting of the Scheme Creditors (as defined below) of the Company for the purpose of considering and, if thought fit, approving the Scheme;

(iv)	certain jurisdictional points as regards the Scheme; and

(v)	the composition of the meeting of Scheme Creditors that the Company proposes to convene for the purposes of voting on the Scheme.

2.	Terms not defined in this letter shall have the meaning given to them in the terms and conditions of the Notes (as defined below).

BACKGROUND

3.	The Company has issued the following series of Eurobonds with an aggregate outstanding principal amount of U.S.$1,124,972,250 (the Notes):

(a)	U.S.$500,000,000 (of which U.S.$85,238,250 remains outstanding) 10.25 per cent. guaranteed notes due 2016 (ISIN: XS0511379066, Common Code: 051137906, ISIN: US591555AA54, CUSIP: 591555AA5) (the 2016 Notes);
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(b)	U.S.$289,734,000 10.50 per cent. guaranteed notes due 2017 (ISIN: XS1145219652, Common Code: 114521965, ISIN: US591555AC11, Common Code: 114752894, CUSIP: 591555 AC1) (the 2017 Notes); and

(c)	U.S.$750,000,000 8.75 per cent. guaranteed notes due 2018 (ISIN: XS0591549232, ISIN: US591555AB38, CUSIP: 591555 AB3) (the 2018 Notes).

4.	The 2016 Notes fall due on 31 January 2016.[1] The 2017 Notes are due and payable in four equal instalments falling due on 28 May 2016, 28 November 2016, 28 May 2017 and 28 November 2017. The 2018 Notes fall due on 14 February 2018. If the Company is unable to repay the principal amount of U.S.$85,238,250 and/or interest on that amount of approximately U.S.$1.75 million that falls due on 31 January 2016, a payment default will occur in respect of the 2016 Notes. On the occurrence of such a payment default, cross defaults will occur under the 2017 Notes and the 2018 Notes. If a default occurs, the Trustee of each issue may, at its discretion and if so requested by holders of at least one-fifth in nominal amount in respect of each series of the Notes then outstanding, or if so directed by an extraordinary resolution of the relevant Noteholders shall, give notice to the Company that the corresponding Notes are, and they shall immediately become, due and payable together with accrued interest.

5.	The Notes are unsecured obligations of the Company ranking pari passu as between themselves. The Notes are guaranteed on a joint and several basis by the same operating subsidiaries of the Company in respect of each series of Notes.

6.	The Company is writing to you in your capacity as a holder (directly or indirectly) of any Notes or an interest in any Notes (a Noteholder and, together with all other holders of the Notes, the Noteholders) or, as the case may be, a Trustee. As a Noteholder or, as the case may be, a Trustee you are also a scheme creditor under the proposed Scheme (a Scheme Creditor), and this letter is also addressed to you in that capacity.

7.	This letter is being sent to Scheme Creditors via the Depository Trust Company, Euroclear and Clearstream, Luxembourg (the Clearing Systems). In addition, an electronic copy of this letter shall also be made available to all Scheme Creditors by Lucid Issuer Services Limited (in its capacity as information agent under the Scheme, the Information Agent) at www.lucid-is.com/metinvest (the Scheme Website) and will be generally available for inspection at the offices of the Information Agent at the address set out in paragraph 55 below.

8.	If you have assigned, sold or otherwise transferred your interest in the Notes or intend to do so in the future, you are requested to forward a copy of this letter to the person or persons to whom you have assigned, sold or otherwise transferred your interest in the Notes.

REASONS FOR THE SCHEME

9.	The Company and its subsidiaries (the Group) taken as a whole is the largest vertically integrated mining and steel business in Ukraine, operating assets in each stage of the production chain from iron ore mining and processing, coking coal mining and coke production, through to semi-finished and finished steel production, pipe rolling and coil production and production of other value-added products. A significant part of the Group’s assets is located in Ukraine and has been affected by the ongoing significant civil disturbances and political instability since the end of 2013, as well as the ongoing military action in the country. These events have:

[1]	Pursuant to the terms of the 2016 Notes, as amended by the 2016 Notes Consent Solicitation (as defined below), the repayment date for the 2016 Notes is 1 February 2016, being the next Business Day following 31 January 2016.
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•	damaged and destroyed transport infrastructure, disrupting deliveries of raw materials and shipments of finished goods from some of the Group’s plants and resulted in the death of at least one worker as a result of shelling;

•	caused production volumes of steel, iron ore, coke and coal products to decline; and

•	affected economic activity and, as a result, domestic demand for steel and iron ore products.

10.	In addition, prices of steel products continued to decrease in 2014 and throughout 2015. The average benchmark price for hot-rolled coil (Metal Expert HRC CIS export FOB Black Sea) decreased by 32% year-on-year in the nine months ended 30 September 2015. In the fourth quarter of 2015 its price continued to decrease reaching the lowest level over the last 12 years. Furthermore, the prices of coal and iron ore are experiencing both volatility and overall declines. The benchmark iron ore price (Platts 62% Fe iron ore fines CFR China) dropped by 44% year-on-year in the nine months ended 30 September 2015, reaching U.S.$38.50 per tonne on 15 December 2015, which is the lowest level over the last ten years. Also, the Ukrainian Government has failed to pay VAT refunds due to certain members of the Group in a timely manner and has imposed income tax pre-payment requirements. Further, the Company has been unable to access the international capital and debt markets to refinance its existing debt. The Company does not expect any material improvement in its overall liquidity before 2018.

11.	As at the date of this letter, the Company has outstanding pre-export finance facilities (the PXF Facilities) with four syndicates of international commercial banks (the PXF Lenders) with an aggregate amount of approximately U.S.$1,089 million. Various subsidiaries of the Company have granted bank account pledges and/or sales proceeds security assignments in respect of the PXF Facilities. Operating subsidiaries of the Group have also granted a suretyship in respect of each PXF Facility.

12.	The Company was unable to pay in full debt repayments under its PXF Facilities falling due between 10 February 2015 and 24 December 2015. As a consequence, payment defaults under the PXF Facilities in a total amount of approximately U.S.$617 million have occurred. On 1 December 2015 the Company entered into a contractual standstill arrangement (the PXF Standstill) with certain PXF Lenders which provides for a forbearance on the taking of enforcement action or the initiation of insolvency proceedings by the PXF Lenders who sign the PXF Standstill until 29 January 2016 unless the standstill period has been extended. Further details of the PXF Standstill are set out at paragraphs 24 to 26 below. The effective date of the PXF Standstill occurred on 22 December 2015.

13.	Historically, the Group has a record of strong earnings and low leverage. The table below sets out the Group’s consolidated EBITDA and leverage in each of its financial years from 2011 to 2015.

	2011	2012	2013	2014	2015 (9M)[2]
EBITDA[3] (U.S.$ billions)	U.S.$3.655billion	U.S.$1.996billion	U.S.$2.361billion	U.S.$2.702billion	U.S.$0.813billion
Leverage[4]	1.1x	2.1x	1.8x	1.2x	2.3x

[2]	2015 figures are from the trading update of the Group for the nine months ended 30 September 2015.

[3]	Adjusted EBITDA, calculated as profits before income tax, financial income and costs, depreciation and amortization, impairment and devaluation of property, plant and equipment, foreign exchange gains and losses (starting from 1 January 2015), sponsorship and other charity payments, share of results of associates and other expenses that the management considers non-core plus share in EBITDA of joint ventures starting 2013.

[4]	Leverage is calculated as a ratio of total debt at the end of year to EBITDA for the relevant year for 2011-2014 ratios and as a ratio of total debt at the end of September 2015 to EBITDA for September 2014-September 2015 for 2015 (9M) ratio.
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14.	The Company would normally expect to manage its financial indebtedness through a combination of earnings and refinancings through the international capital and debt markets. However, the Company is currently unable to raise capital in the international capital and debt markets due to the current situation in Ukraine. The Company therefore intends to reschedule the maturities of the Notes and the PXF Facilities in anticipation that in due course the international capital and debt markets will reopen for Ukrainian based borrower groups and that iron and steel prices will recover.

15.	The Company currently anticipates that a rescheduling of its indebtedness under the Notes and the PXF Facilities should be agreed and implemented on or prior to 27 May 2016. On 20 November 2015, as part of ongoing dialogue with the Group’s creditors and following receipt of indicative restructuring proposals from the Group’s creditors, the Company sent a proposal to restructure its outstanding obligations under the PXF Facilities and the Notes (the Company’s Proposal) to the legal and financial advisers of an ad-hoc committee of Noteholders (the Noteholder Committee) and a co-ordinating committee of PXF Lenders (the PXF Co-ordinating Committee) and their legal and financial advisers. The Company’s Proposal has not been made public and accordingly the Noteholder Committee has not reviewed it. The directors of the Company acknowledge their duties to take account of the interests of all stakeholders, including the creditors, in the Restructuring process and the principle that the Restructuring should be based on the current priorities and recourse of those stakeholders.

16.	Key features of the Company’s Proposal include:

(i)	conversion of all outstanding Notes on a par for par basis, as a single class, into one single issuance consisting of two series of notes with extended maturity profiles (the New Notes);

(ii)	conversion of all PXF Facilities on a par for par basis, as a single class, into one single facility consisting of two tranches with extended maturity profiles (the New PXF Facility);

(iii)	an offer to Noteholders and PXF Lenders to participate voluntarily in a new committed credit facility (the New Facility). Participants in the New Facility would receive a series of New Notes or a tranche of the New PXF Facility which would be more favourable to the Noteholders/PXF Lenders than the remaining series or tranche;

(iv)	provisions related to treatment of the shareholder loans to the Company (the Shareholder Loans);

(v)	excess cash sweep for accelerated repayment of the Group’s indebtedness including waterfall provisions related to priority of repayment;

(vi)	terms of restrictions on dividends until repayment of a significant portion of the Group’s outstanding indebtedness under the New Notes and the New PXF Facility and an annual cap thereafter, as well as restrictions on additional indebtedness, security and other encumbrances, and disposals; and

(vii)	financial terms applicable to the proposed New Notes, New PXF Facility and the New Facility, including as to interest rates and interest payment terms.

17.	The Company remains fully committed to working collaboratively with its creditors and looks forward to engaging in constructive dialogue with the Noteholder Committee and the PXF Co-ordinating Committee once the Company’s Proposal has been evaluated and commented on by their respective financial and legal advisers.

18.	In order to maintain the stability of the Group during the period in which a restructuring of the Company’s obligations to its creditors (including the holders of the Notes and the PXF Lenders) (a Restructuring) is agreed and implemented, the Company is seeking to maintain and extend the standstill arrangements currently in place in respect of the PXF Facilities (see paragraphs 24 to 26 below) and to implement the proposed moratorium under the Scheme. The Company considers that a stable platform from which to conduct negotiations with its creditors is critical to enable it to continue to operate normally insofar as this is currently possible in Ukraine and to have access to trade finance during the period required in order to reschedule its financial indebtedness.
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19.	As part of its day to day operations the Group is reliant on trade finance facilities which are uncommitted. The Group’s access to trade finance facilities has fluctuated over the past 24 months. As of 31 December 2014, the Group had U.S.$416 million outstanding under its trade finance facilities, a decrease of U.S.$495 million from U.S.$911 million as of 31 December 2013. The decrease in the amount of trade finance available was mainly attributable to the fact that a number of trade finance banks withdrew their exposure limits on pre-production financing, Ukrainian territory risk financing and goods in port financing facilities, among other things.

20.	As of 23 December 2015, the Group had approximately U.S.$234 million outstanding under its trade finance facilities (including U.S.$146 million drawn by Metinvest International S.A., a subsidiary of the Company). This represents a decrease of U.S.$166 million from U.S.$400 million as of 30 March 2015, due to withdrawal of lines and decrease in limits or additional drawing restrictions imposed by the trade finance banks. Further withdrawals of such lines or decreases in limits cannot be excluded, which represents a significant risk to the Group’s liquidity situation. The current standstill arrangements between the Company and the PXF Lenders under the PXF Standstill and the proposed moratorium under the Scheme cannot, in the Company’s view, be extended to its providers of trade finance. However, the Company considers that if standstill and moratorium arrangements are in place in respect of the PXF Facilities and the Notes respectively, this would materially improve the prospect for the Group of continuing to be able to access sufficient trade finance in order to maintain its operations insofar as that is possible in the current circumstances.

21.	Since the delivery of the Company’s Proposal to the PXF Co-ordinating Committee and the legal and financial advisers of the Noteholder Committee referred to in paragraph 15 above, the financial condition of the Company has further deteriorated due to the continuing falls in iron ore and steel prices. Based on the Group’s existing liquidity position, its current cash flow projections and the significant liquidity risk related to withdrawals of its trade finance facilities, the Group is not currently able to pay amounts falling due under the Company’s PXF Facilities following the expiry of the PXF Standstill on 29 January 2016 although the Company intends to seek an extension of the PXF Standstill in accordance with its terms. In relation to the Notes, the Company anticipates that it will need a moratorium on enforcement action in respect of the Notes for a sufficient period following 31 January 2016 in order to allow for a Restructuring to be agreed and implemented. The Company intends, however, to pay interest which accrues on the Notes and the PXF Facilities during the period commencing on the effective date of the Scheme and ending on the Termination Date (as defined below) (the Moratorium Period) on the basis explained at paragraph 37 below.

CONSENT SOLICITATIONS

22.	On 7 May 2015 the Company launched:

(i)	a consent solicitation to holders of the 2016 Notes (whose maturity date was, at the time, 20 May 2015) (the 2016 Notes Consent Solicitation) seeking consent (inter alia) to defer the maturity of the remaining 2016 Notes until 31 January 2016, and a waiver of certain ongoing and potential events of default under the 2016 Notes, together with payment of principal offered to holders of the 2016 Notes; and

(ii)	a consent solicitation to holders of each of the 2017 Notes (the 2017 Notes Consent Solicitation) and the 2018 Notes (the 2018 Notes Consent Solicitation and, together with the 2016 Notes Consent Solicitation and the 2017 Notes Consent Solicitation, the Consent Solicitations) seeking consent (inter alia) to waive certain ongoing and potential events of default under the 2017 Notes and the 2018 Notes.
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23.	On 19 June 2015 the Company launched a Practice Statement letter in relation to a scheme of arrangement the terms of which provided for a moratorium on enforcement action by Noteholders until 31 March 2016. The Company did not proceed with the scheme because the Consent Solicitations were ultimately successful. On 2 July 2015, in accordance with the terms of the 2016 Consent Solicitation, the Company made a payment of principal in the amount of U.S.$28,412,750 to holders of the 2016 Notes.

PXF STANDSTILL AND NOTEHOLDER COMMITTEE

24.	Following the successful Consent Solicitations, the Company was able to finalise the PXF Standstill with the PXF Co-ordinating Committee and, as of the date of this letter, PXF Lenders whose participations in the loans outstanding under the PXF Facilities represent approximately 84% of all loans outstanding under the PXF Facilities have signed the PXF Standstill.

25.	The Company is currently in negotiations with the PXF Co-ordinating Committee and the advisers to the Noteholder Committee in connection with a Restructuring but does not anticipate that such negotiations will be concluded prior to the current expiry of the PXF Standstill on 29 January 2016 or 31 January 2016 in the case of the Notes. However, the Company intends to seek an extension to the PXF Standstill in accordance with its terms and in line with the proposed moratorium under the Scheme, in order to agree, finalise and implement a Restructuring during the extended PXF Standstill period.

26.	The Company considers that the absence of a stable financial platform from which to negotiate with all of its stakeholders a rescheduling of its financial indebtedness will significantly hamper the process of agreeing a Restructuring and potentially prejudices the ability of the Company and other members of the Group to survive as going concerns. Accordingly, the Company intends to propose a scheme of arrangement pursuant to Part 26 of the Companies Act 2006 as further described in this practice statement letter.

JURISDICTION

27.	The Company, which is incorporated in the Netherlands, considers that it is liable to be wound up in England under the Insolvency Act 1986 as an unregistered company and is therefore subject to the jurisdiction of the English Court under Part 26 of the Companies Act 2006.

28.	The Company considers that the court has jurisdiction to sanction the Scheme and that the Company has a sufficient connection to England and Wales for the court to exercise its discretion to sanction the Scheme. In particular, the terms and conditions of the Notes are governed by English law and the Trust Deeds relating to the Notes are governed by English law. Furthermore, a significant number of Scheme Creditors are subject to the personal jurisdiction of the English court by virtue of having their registered office, central administration or principal place of business in the jurisdiction of the English Court. Further, the Regulation S Global Note Certificates representing the majority of the Notes are each registered in the name of The Bank of New York Depository (Nominees) Limited, an English registered company located and domiciled in England.

29.	The Company has also been advised by Dutch counsel that the Scheme would be recognised and given effect in the Netherlands.

THE SCHEME CONVENING HEARING

30.	The Company intends to apply to the Court for permission to convene the Scheme Meeting (as defined below) at a hearing (the Scheme Convening Hearing), currently scheduled for 13 January 2016 in the Companies Court, Royal Courts of Justice, Rolls Building, Fetter Lane, London EC4A 1NL. Scheme Creditors will be notified in advance of any change to the date of the Scheme Convening Hearing in writing and/or via an announcement on the Irish Stock Exchange.
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31.	Scheme Creditors will be informed of the precise date on which the Scheme Convening Hearing will take place via the Clearing Systems (and this information will also be available from the Information Agent via the Scheme Website) as soon as it has been confirmed by the Court.

WHO WILL BE AFFECTED BY THE SCHEME?

32.	The Scheme will affect all Noteholders and the Trustees, who will be the Scheme Creditors. All Scheme Creditors (including those who do not vote in favour of the Scheme) will be bound by the terms of the Scheme, along with the Company.

THE OBJECTIVE OF THE SCHEME

33.	The objective of the Scheme is to give the Company a stable platform while it negotiates a Restructuring. Further details of the Scheme will be set out in the explanatory statement to be provided in connection with the Scheme, which will be made available to Scheme Creditors shortly after the Scheme Convening Hearing (provided that the Court gives its permission to convene the Scheme Meeting).

34.	The compromise and arrangement provided for under the Scheme will be as follows.

(a)	Each Scheme Creditor will agree not to, and in the case of a Scheme Creditor other than a Trustee agree not to instruct any Trustee to (or agree not to vote in favour of a resolution of Noteholders to instruct the Trustee to):

(i)	institute any step, action or proceedings (including, without limitation, any step, action or proceedings of a kind referred to in Conditions 8(d), 8(e) or 8(g) of the 2016 Notes, Conditions 10(d), 10(e) or 10(g) of the 2017 Notes and Conditions 10(d), 10(e) or 10(g) of the 2018 Notes or any proceedings under the laws of any relevant jurisdiction which have an analogous effect) against the Company, the Guarantors or any of their Subsidiaries to enforce the terms of any Trust Deed, any Surety Agreement, any Guarantees or any of the Notes; or

(ii)	give written notice to the Company that any of the Notes are immediately due and payable or demand payment of any principal amounts under the Notes; or

(iii)	make a demand under the terms of any Guarantee,

in each case until the occurrence of the Termination Date (as defined in paragraph (b) below).

(b)	The termination date (the Termination Date) is the earliest of:

(i)	27 May 2016, unless Noteholders holding at least 50.01% of the aggregate outstanding principal amount of the Notes approve the termination of the compromise and arrangements under the Scheme, such termination being effective as of the Early Termination Date (as defined in paragraph 38 below) in which case the Termination Date shall be the Early Termination Date;

(ii)	the occurrence of an undeclared default (being any events of default other than those potential events of default and/or events of default which were the subject of the Consent Solicitations and certain other events of default identified by the Company) in each case as will be set out in the Scheme;

(iii)	the occurrence of a breach of any undertaking set out in paragraph 37 below which is not remedied within the period, if any, specified therein;

(iv)	the date on which any principal amount of the PXF Facilities is paid to the PXF Lenders (except as a result of it becoming unlawful for any amount to remain outstanding to a PXF Lender) during the period commencing on 30 January 2016 to and including 27 May 2016 if no later than 10 days after such principal amount being paid the Company has not deposited in an English law governed trust account (the Principal Trust Account) an amount equal to such principal amount to be held on trust for the Noteholders in accordance with paragraph (c) below;
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(v)	the date on which the Company announces a rescheduling proposal which includes a write-off of any principal amount of the Notes outstanding as at the date of this letter; and

(vi)	the date on which the Company announces a rescheduling proposal which does not offer the same terms to all Noteholders (other than pursuant to the requirements of applicable mandatory securities laws).

(c)	The aggregate amount credited to the Principal Trust Account (net of any fees and charges) will be distributed to the Noteholders pro rata to the outstanding principal amounts (together with any interest accrued thereon to the date of such distribution) under each series of Notes as soon as practicable following the Termination Date.

(d)	In consideration of the agreement by the Scheme Creditors referred to in paragraph 34(a) above, the Company will:

(i)	pay to each Scheme Creditor a moratorium fee in an amount equal to U.S.$1.25 per U.S.$1,000 principal amount of the Notes held by such Scheme Creditor on the date the Scheme becomes effective. If the Early Termination Date has not occurred in accordance with paragraph 34(b)(i) above, on 1 April 2016 the Company will pay to each Scheme Creditor a further moratorium fee in an amount equal to U.S.$1.25 per U.S.$1,000 principal amount of Notes held by such Scheme Creditor; and

(ii)	agree that any amount of accrued but unpaid interest to and including the Termination Date shall be capitalised and added to the principal amount of the relevant Notes on the relevant Determination Date (as defined below) and, accordingly, shall bear interest in accordance with the terms and conditions of such Notes, and, further, that the aggregate amount of such capitalised interest (together with interest accrued thereon) shall be due and payable on the earlier of the Termination Date and the date a Restructuring is implemented and becomes effective.

35.	If the Company and the Group are unable to maintain a stable platform during the period of negotiation of a Restructuring it is likely that the Group will need to suspend part or all of its operations. In that event the Company considers it likely either that it would need to seek formal protective action from its creditors through the commencement of suspension of payments proceedings (surseance van betaling) in the Netherlands or that one or more of its creditors would commence bankruptcy proceedings.

36.	The Company considers that if it is unable to maintain a stable platform during the period in which it seeks to negotiate a Restructuring and if, as a result, it commences insolvency proceedings, the Company would not be able to repay its creditors (including the Scheme Creditors) in full and the quantum and timing of any distributions to its creditors is very uncertain. If the Company is successful in agreeing a consensual rescheduling with its Noteholders and the PXF Lenders the Company anticipates that it will be able to repay the full principal amount outstanding to its creditors in accordance with the terms of the Company’s Proposal.

37.	The Scheme will include the following undertakings by the Company during the Moratorium Period, the breach of which, if not remedied within the specified period, if any, will result in the occurrence of the Termination Date:
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(a)	the Company will procure that the Group will not make any payments in respect of capital expenditure in any calendar month in an aggregate amount greater than U.S.$28,000,000 (the Monthly Capex Amount) (provided that any part of any unspent Monthly Capex Amount may be carried forward and added to any future Monthly Capex Amount until utilised);

(b)	the Company will provide a monthly report, in a form agreed with the legal and financial advisers to the Noteholder Committee (a Monthly Report), within 60 days of the last day of the calendar month (the Delivery Date) to which the Monthly Report relates. The first Monthly Report shall be in respect of the month of December 2015 and shall be published on or before 29 February 2016. The Company shall not be in breach of this undertaking if it has provided the relevant Monthly Report within 5 calendar days following the applicable Delivery Date;

(c)	on and after 1 April 2016 and provided that the Early Termination Date has not occurred in accordance with paragraph 34(b)(i) above, if so requested in writing by Noteholders holding 50.01% or more of the aggregate outstanding principal amount of the Notes, the Company will publish its latest proposal of the terms of a Restructuring within 15 days of receipt of such request in writing;

(d)	the Company will not make, and will not permit any Subsidiary to make, any Restricted Payment or any payment of principal owing in respect of any Shareholder Loans;

(e)	(1) subject to sub-paragraph (3) below, the Company will pay to the Noteholders and the PXF Lenders (as applicable) an amount equal to 30% of accrued and unpaid interest (whether or not then due under the relevant terms and conditions of the Notes or the terms of the PXF Facilities) under the Notes and the PXF Facilities up to but excluding the first Determination Date, and subsequently from the last Determination Date to but excluding the next Determination Date. Determination Date shall mean each of the following:

(i)	31 January 2016;

(ii)	15 February 2016;

(iii)	15 March 2016;

(iv)	the Early Termination Date, if this has occurred in accordance with paragraph 34(b)(i) above; and

if the Early Termination Date has not occurred:

(v)	15 April 2016;

(vi)	27 May 2016; and

(such amounts being Cash Pay Interest Amounts);

(2) in addition to the Cash Pay Interest Amounts and subject to sub-paragraph (3) below, the Company will pay an amount equal to the difference (if positive) between (x) the average of unrestricted cash balances (as determined in good faith by the Company) as of the close of business on Friday of each of the four weeks immediately preceding the relevant Determination Date and (y) U.S.$180,000,000, in respect of interest (other than Cash Pay Interest Amounts) accrued and unpaid under the Notes and the PXF Facilities (whether or not then due) up to but excluding the relevant Determination Date. Such amount shall be allocated and paid pro rata to the amounts of interest (other than Cash Pay Interest Amounts) accrued and unpaid (whether or not then due) under the Notes and the PXF Facilities (subject to rounding);
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(3) the interest payable pursuant to sub-paragraphs (1) and (2) above shall be due and payable on date falling 5 Business Days following the Friday immediately prior to the occurrence of each Determination Date (the Settlement Date ), provided that:

(i)	no Termination Date shall occur if the Company remedies any breach of its obligations under sub-paragraphs (1) and (2) above within 10 calendar days of the relevant Settlement Date; and

(ii)	if the relevant paying agents under the Notes (the Paying Agents) refuse or are unable to process all or part of the payments of due and/or accrued interest under the Notes referred to in sub-paragraphs (1) and (2) above (such unpaid amount being the Relevant Interest Amount) as contemplated above, the Company will deposit in an English law governed trust account (the Interest Trust Account) an amount equal to the Relevant Interest Amount to be held on trust for the Noteholders within 10 calendar days of the relevant Settlement Date. Payment of the Relevant Interest Amount to the Interest Trust Account will discharge the payment obligations of the Company under sub-paragraphs (1) and (2) above in respect of the Relevant Interest Amount. The aggregate amount credited to the Interest Trust Account (net of any fees and charges) will be distributed to the applicable Noteholders in accordance with their entitlements under sub-paragraphs (1) and (2) above as soon as practicable following the earlier of (i) the date the Paying Agents confirm to the Company that they will process the applicable Relevant Interest Amount and (ii) the Termination Date;

(4) during the Moratorium Period, interest payments under the Notes shall be due solely on the relevant Settlement Dates and no interest shall be payable under the Notes on any other dates specified in the relevant terms and conditions of the Notes;

(f)	the Company will not make any payment in respect of interest owing under any of the PXF Facilities in amounts additional to those contemplated under paragraph (e) above, unless any such additional payment is made in respect of the Notes and the PXF Facilities pro rata to the amounts of interest then accrued and unpaid under the Notes and the PXF Facilities and on the Settlement Dates; and

(g)	the Company will not make any payment in respect of interest owing under the Shareholder Loans.

38.	Noteholders holding at least 50.01% of the aggregate outstanding principal amount of the Notes may approve in writing with notice to the Company between 15 March 2016 and 31 March 2016, inclusive (the Termination Notice) that the compromise and arrangements under the Scheme shall terminate in accordance with paragraph 34(b)(i) above, in which case the Termination Date shall occur on the later of:

(a)	31 March 2016; and

(b)	the date falling 10 Business Days after receipt by the Company of the Termination Notice, (the Early Termination Date).

39.	The Company is entitled to make payments in respect of interest owing under the Shareholder Loans which accrues but is unpaid during the Moratorium Period at any time on and following:

(a)	the date falling the day after the Early Termination Date if the Early Termination Date has occurred in accordance with paragraph 34(b)(i) above; and

(b)	28 May 2016, if the Early Termination Date has not occurred in accordance with paragraph 34(b)(i) above,

provided that in either case, the Company will not make any such payments (A) if the interest under any of the Notes or the PXF Facilities is not paid in full and in cash in accordance with the terms and conditions of the relevant Notes and (B) in excess of an aggregate amount of U.S.$2.3m for each month during the Moratorium Period.
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40.	It shall be a condition to the effectiveness of the Scheme that:

(a)	no breach of Condition 5.3A of the 2016 Notes or Condition 6(i) of the 2017 Notes and the 2018 Notes shall have occurred and be continuing as of the date the Scheme is sanctioned by the Court; and

(b)	the Company has published the Monthly Reports for the months of October 2015 and November 2015.

THE SCHEME MEETING AND THE PROPOSED VOTING CLASS

41.	Under the provisions of Part 26 of the Companies Act 2006, the Scheme must be agreed by a majority in number, representing at least 75% in value, of each class of Scheme Creditors present and voting either in person or by proxy at the relevant class meeting ordered to be summoned by the Court. The Scheme must then be sanctioned by the Court at a subsequent court hearing and a copy of the order delivered to the Registrar of Companies before it can become effective.

42.	If the rights of creditors are so different or would be affected so differently by the Scheme as to make it impossible for them to consult together with a view to their common interest, they must be divided into separate classes and a separate meeting must be held for each class of creditor.

43.	Under the terms of the Practice Statement it is the responsibility of the Company to formulate the class or classes of creditors for the purpose of convening meetings to consider and, if thought fit, approve the Scheme.

44.	The Company has considered the existing and prospective rights of the Scheme Creditors against the Company in the absence of the Scheme and the rights of the Scheme Creditors under the proposed Scheme. Having considered these rights, the Company has concluded that it is appropriate that the Scheme Creditors vote in a single class meeting.

45.	The Company has placed particular reliance on the matters set out below when reaching the conclusion that it is appropriate for the Scheme Creditors to vote in a single class meeting.

The existing rights of the Scheme Creditors against the Company:

(i)	The Company considers that the existing rights of the Scheme Creditors against the Company are not so dissimilar as to make it impossible for them to consult together with a view to a common interest, in that:

(A)	If the Company does not repay the 2016 Notes once they have fallen due on 31 January 2016 and there is no scheme moratorium which is effective at that date, the 2016 Notes will be immediately due and payable and the Trustee will become entitled to take steps to enforce the 2016 Notes at its discretion or if instructed by the holders of at least one-fifth in principal amount of the respective Notes outstanding or so directed by an extraordinary resolution of the relevant Noteholders.

(B)	As a result of a non-payment of the 2016 Notes, cross-defaults will occur under the terms of the 2017 Notes and the 2018 Notes. Further, Events of Default under the 2017 Notes and the 2018 Notes will occur on 31 January 2016 following the expiry of the waivers pursuant to the Consent Solicitations. Accordingly, the 2017 Notes and the 2018 Notes will become capable of acceleration by the relevant Trustee at its discretion or by the relevant Trustee if instructed by the holders of at least one-fifth in principal amount of the respective Notes outstanding or if directed by an extraordinary resolution of the relevant Noteholders. Upon acceleration, the 2017 Notes and the 2018 Notes will be immediately due and payable and the relevant Trustee will become entitled to take steps to enforce the 2017 Notes and the 2018 Notes at its discretion or if instructed by the holders of at least one-fifth in principal amount of the respective Notes outstanding or so directed by an extraordinary resolution of the relevant Noteholders.
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The rights of the Scheme Creditors in the event of the Company’s liquidation:

(ii)	In the event of the insolvent liquidation of the Company, the rights of the Scheme Creditors in a liquidation scenario will also be sufficiently similar, since, as unsecured creditors of the Company guaranteed on a joint and several basis by the same operating subsidiaries of the Company in respect of each series of Notes and ranking pari passu between themselves, holders of the Notes will have materially the same rights against the Company in that scenario.

The rights of the Scheme Creditors under the Scheme:

(iii)	The rights of the Scheme Creditors under the Scheme are not such as to prevent them from consulting together with a view to a common interest. This is because there is no differential treatment of 2016, 2017 and 2018 Noteholders under the Scheme. Rather, the 2016, 2017 and 2018 Noteholders will be treated in the same way under the Scheme. In particular, if the Scheme becomes effective, the suspension of rights of Noteholders until the occurrence of the Termination Date provided for under the Scheme will have a substantively similar effect on all of the Notes.

46.	For these reasons, the Company considers that the rights of the Scheme Creditors are not so dissimilar as to make it impossible for them to consult together with a view to a common interest. Rather, the Company considers that the Scheme Creditors are able to consult together, irrespective of the fact that some Scheme Creditors may hold different series of Notes.

47.	Accordingly, it is proposed that a single meeting of the Scheme Creditors is convened for the purposes of considering and, if the Scheme Creditors think fit, approving the Scheme (the Scheme Meeting).

SCHEME CREDITOR ISSUES

48.	If you disagree with the Company’s proposals regarding the convening of the Scheme Meeting outlined above (including the proposed composition of the voting class) or wish to raise any other issue in relation to the constitution of the Scheme Meetings or any other matters that otherwise affect the conduct of the Scheme Meetings, you should write to Allen & Overy LLP as soon as practicable using the contact details below, in advance of the Scheme Convening Hearing, setting out your concerns. In addition, you may attend before the Court at the Scheme Convening Hearing and make any representations you wish on that subject.

49.	Please note that if the Scheme is approved at the Scheme Meeting, it will still be possible for Scheme Creditors to raise objections on the question of class (as well as other matters) at a subsequent court hearing to sanction the Scheme which is anticipated to be held on 29 January 2016. However, in that event, the Court is likely to expect Scheme Creditors to show good reason why they did not object to the constitution of the classes of Scheme Creditors at an earlier stage.
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SCHEME WEBSITE

50.	The Information Agent has set up the Scheme Website (www.lucid-is.com/metinvest) to disseminate information about the Scheme and to facilitate the implementation of the Scheme. Scheme Creditors may download documents relating to the Scheme from the Scheme Website.

NEXT STEPS

51.	As noted above, we anticipate that the Scheme Convening Hearing will take place on 13 January 2016. Scheme Creditors will be notified in advance if there is a change to the proposed date. Shortly following the Scheme Convening Hearing, Scheme Creditors will be provided with certain documents in connection with the Scheme. The documents will be comprised of:

(a)	a copy of the scheme of arrangement;

(b)	the explanatory statement required to be provided pursuant to section 897 of the Companies Act 2006 (which will include a notice setting out the relevant details for the Scheme Meeting); and

(c)	the forms of proxy for voting or instructions in relation to electronic voting (as applicable) at the Scheme Meetings.

52.	The documentation in relation to the Scheme referred to in paragraph 51 will also be made available by the Information Agent to the Scheme Creditors via the Scheme Website.

53.	Based on the current timetable, the documents listed in paragraph 51 above will be uploaded to the Scheme Website and will be circulated to Scheme Creditors via the Clearing Systems on or around 11 January 2016.

54.	Assuming that the Court orders that the Scheme Meeting be convened by the Company, the proposed date on which the Scheme Meeting will be held is 27 January 2016.

Contact Details and Further Information

55.	If you have any questions in relation to this letter or the Scheme, please contact the Information Agent and/or the Company’s solicitors, Allen & Overy LLP, using the contact details below:

Lucid Issuer Services Limited as the Information Agent
Tankerton Works
12 Argyle Walk
London WC1H 8HA
Email:	metinvest@lucid-is.com
Phone:	+44 (0) 207 704 0880
Fax:	+44 (0) 207 067 9098
Attention of:	David Shilson / Thomas Choquet

Allen & Overy LLP as the Company’s solicitors
One Bishops Square
London
E1 6AD
Phone:	+44 (0) 203 088 0000
Email:	sirene@allenovery.com
Attention:	Mark Sterling / Rupert Cheetham
Yours faithfully	METINVEST B.V.
ALEXANDERSTRAAT 23
/s/ John Willekes MacDonald	2514 JM THE HAGUE
ITPS (Netherlands) B.V.	THE NETHERLANDS
represented by Mr. John Willekes MacDonald	COMMERCIAL REGISTERNO: 24321697

Authorised Signatory of the Company

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